FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the Board of Directors’ Meeting of Cosan S.A. Indústria e Comércio held on May 12, 2009
2.	Minutes of the Board of Directors’ Meeting of Cosan S.A. Indústria e Comércio held on May 29, 2009
3.	Minutes of the Board of Directors’ Meeting of Cosan S.A. Indústria e Comércio held on June 2, 2009

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	June 5, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

3

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayers’ ID (CNPJ.): 50.746.577/0001-15
Company Registry (NIRE): 35.300.177.045

Minutes of the Board of Directors’ Meeting,
Held on May 12, 2009

1.           Date, Time and Venue of the Meeting: May 12, 2009, at 10:00 a.m., at the Company’s administrative offices at Avenida Juscelino Kubitschek, 1.726, 6º andar, in the city and state of São Paulo, Brazil.

2.           Attendance: All members of the Company’s Board of Directors, namely: Rubens Ometto Silveira Mello (Chairman), Pedro Isamu Mizutani (Vice-Chairman), Burkhard Otto Cordes, Marcus Vinícius Pratini de Moraes, Serge Varsano (represented by Rubens Ometto Silveira Mello), Sylvio Ricardo Pereira de Castro, Maílson Ferreira da Nóbrega, and Pedro Luiz Cerize. All members took part in the meeting via conference call, as authorized by paragraph 2, Article 20, of the Company's Bylaws.

3.           Call Notice: The call notice was sent by e-mail and waived in view of the presence of all members.

4.           Presiding: Chairman: Rubens Ometto Silveira Mello; Secretary: Pedro Isamu Mizutani.

5.          Agenda: To authorize the provision of a guarantee on behalf of its indirect subsidiary, BARRA BIOENERGIA S.A., inscribed in the corporate roll of taxpayers (CNPJ) under no. 07.921.583/0001-32, for a loan agreement entered into between the subsidiary and the BNDES (National Development Bank) in the principal amount of R$ 148,961,400.00 (one hundred forty-eight million, nine hundred sixty-one thousand, four hundred Reais).

6.          Resolutions Taken Unanimously with no Restrictions: Those present authorized the Company to provide a guarantee on behalf of its indirect subsidiary BARRA BIOENERGIA S.A., inscribed in the corporate roll of taxpayers (CNPJ) under no. 07.921.583/0001-32. Consequently, the company assumed the role of guarantor and main payer, being jointly responsible with the above-mentioned indirect subsidiary for all the latter’s obligations, both principal and accessory, in relation to the loan in question, the executive officers being authorized to take all the necessary measures and sign all the necessary documents for same.

7.           Closure: There being no further business on the agenda, the Chairman brought the meeting to a close and these minutes were drawn up, read, found to be in compliance with and signed by all those present. São Paulo, May 12, 2009. (signatures) Rubens Ometto Silveira Mello – Chairman of the Board of Directors; Pedro Isamu Mizutani - Vice-Chairman of the Board of Directors; Burkhard Otto Cordes; Marcus Vinícius Pratini de Moraes; Serge Varsano (by proxy Rubens Ometto Silveira Mello); Sylvio Ricardo Pereira de Castro; Maílson Ferreira da Nóbrega and Pedro Luiz Cerize, members of the Board of Directors.

This is a free translation of the original document filed in the Company’s records.

Pedro Isamu Mizutani
Secretary

Item 2

 COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayers' ID (CNPJ): 50.746.577/0001-15
Company Registry (NIRE) 35.300.177.045/-

Minutes of the Board of Directors’ meeting
Held on May 29, 2009

1. Date, Time and Venue: March 29, 2009, at 10:00 a.m., at the Company’s administrative offices at Avenida Juscelino Kubitschek, 1.726, 6º andar, in the city and state of São Paulo, Brazil.

2. Attendance: All members of the Company’s Board of Directors, namely: Rubens Ometto Silveira Mello (Chairman), Pedro Isamu Mizutani (Vice-Chairman), Burkhard Otto Cordes, Marcus Vinícius Pratini de Moraes, Serge Varsano (represented by Rubens Ometto Silveira Mello), Sylvio Ricardo Pereira de Castro, Maílson Ferreira da Nóbrega, and Pedro Luiz Cerize. All members took part in the meeting via conference call, as authorized by paragraph 2 of Article 20 of the Company's Bylaws.

3. Call Notice: The call notice was sent by e-mail and waived in view of the presence of all members.

4. Presiding: Chairman: RUBENS OMETTO SILVEIRA MELLO Secretary: Pedro Isamu Mizutani.

5. Agenda: To authorize the provision of a guarantee and mortgages on behalf of its indirect subsidiary, COSAN CENTROESTE S/A AÇÚCAR E ÁLCOOL, inscribed in the corporate roll of taxpayers (CNPJ) under no. 08.619.844/0001-27, for a loan agreement entered into between the subsidiary and the BNDES (National Development Bank), in the principal amount of R$ 639,333,000.00 (six hundred and thirty-nine million, three hundred and thirty-three thousand Reais).

6. Resolutions taken unanimously with no restrictions: Those present authorized the Company to provide a guarantee and mortgage the properties registered under records 4.974 and 15.396 of the 1st Real Estate Registry Office of Jaú (São Paulo state) and under records 74.239, 62.657, 62.658 and 62.659  of the 2nd Real Estate Registry Office of Piracicaba (São Paulo state), all of which on behalf of its indirect subsidiary COSAN CENTROESTE S/A AÇÚCAR E ÁLCOOL, inscribed in the corporate roll of taxpayers (CNPJ) under no. 08.619.844/0001-27. The Company therefore assuming the role of debtor and main payer, jointly responsible with the above-mentioned indirect subsidiary for all the latter’s obligations, both principal and accessory, in relation to the loan in question, the executive officers being authorized to take all the necessary measures and sign all the necessary documents for same.

7. Closure: There being no further business on the agenda, the Chairman brought the meeting to a close and these minutes were drawn up, read, found to be in compliance and signed by all those present. São Paulo, May 29, 2009. (signatures) Rubens Ometto Silveira Mello – Chairman of the Board of Directors; Pedro Isamu Mizutani - Vice-Chairman of the Board of Directors; Burkhard Otto Cordes; Marcus Vinícius Pratini de Moraes; Serge Varsano (represented by Rubens Ometto Silveira Mello); Sylvio Ricardo Pereira de Castro; Maílson Ferreira da Nóbrega and Pedro Luiz Cerize, members of the Board of Directors.

This is a free translation of the original document filed in the Company’s records.

Pedro Isamu Mizutani.
Secretary

Item 3

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayers ID (CNPJ/MF) 50.746.577/0001-15
Company Registry (NIRE): 35.300.177.045

Minutes of the Board of Directors’ meeting
Held on June 2, 2009

1.  Date, Time and Venue: June 2, 2009 at 10:00 am, at the Company´s administrative offices at Avenida Juscelino Kubitschek, 1.726, 6º andar, in the city and state of São Paulo, Brazil.

2. Attendance: All members of the Company’s Board of Directors, namely: Rubens Ometto Silveira Mello (Chairman), Pedro Isamu Mizutani (Vice-Chairman), Burkhard Otto Cordes, Marcus Vinícius Pratini de Moraes, Serge Varsano (represented by Rubens Ometto Silveira Mello), Sylvio Ricardo Pereira de Castro, Maílson Ferreira da Nóbrega, and Pedro Luiz Cerize. All members took part in the meeting via conference call, as authorized by paragraph 2 of Article 20 of the Company´s Bylaws.

3.  Call Notice: The call notice was sent by e-mail and waived in view of the presence of all members.

4.  Presiding: Chairman: Chairman: Rubens Ometto Silveira Mello; Secretary: Marcelo de Souza Scarcela Portela.

5. Agenda: To authorize the provision of a guarantee and rural property mortgages for a loan to acquired from the BNDES (National Development Bank) by the Company’s indirect subsidiary COSAN CENTROESTE S/A AÇÚCAR E ÁLCOOL, inscribed in the corporate roll of taxpayers (CNPJ) under no. 08.619.844/0001-27, in the principal amount of R$ 639,333,000.00 (six hundred and thirty-nine million, three hundred and thirty-three thousand Reais).

6. Resolutions taken unanimously with no restrictions: In relation to the loan agreement to be executed between the BNDES (National Development Bank) and the Company’s indirect subsidiary COSAN CENTROESTE S/A AÇÚCAR E ÁLCOOL, inscribed in the corporate roll of taxpayers (CNPJ) under no. 08.619.844/0001-27, based on BNDES Decision 403/2009, approved at a meeting on May

26, 2009, those present authorized the Company to: (i) provide a guarantee, therefore assuming the role of debtor and main payer, jointly responsible with the above-mentioned indirect subsidiary for all the latter’s obligations, both principal and accessory, in relation to the loan in question, expressly renouncing the benefits provided for by articles 366, 827 and 838 of the Civil Code; and (ii) to constitute first mortgages for the rural properties belonging to the Company registered under records 4.974 and 15.396 of the 1st Real Estate Registry Office of Jaú (São Paulo state) and under records 74.239, 62.657, 62.658 and 62.659 of the  2nd Real Estate Registry Office of Piracicaba (São Paulo state), including sites, facilities, buildings, machinery, equipment and any other present and future items as a guarantee for the loan in question, the Company’s executive officers being authorized to take all the necessary measures and sign all the necessary documents for same. The resolutions herein rectify and substitute all the resolutions taken by the Board of Directors’ meeting held on May 29, 2009 at 10:00 am.

7. Closure: There being no further business on the agenda, the Chairman closed the meeting and these minutes were drawn up, read, approved and signed by all those present. São Paulo, June 2, 2009. (signatures) Rubens Ometto Silveira Mello – Chairman of the Board of Directors; Pedro Isamu Mizutani - Vice- Chairman of the Board of Directors; Burkhard Otto Cordes; Marcus Vinícius Pratini de Moraes; Serge Varsano (represented by Rubens Ometto Silveira Mello); Sylvio Ricardo Pereira de Castro; Maílson Ferreira da Nóbrega and Pedro Luiz Cerize, members of the Board of Directors.

This is free translation of the original document filed in the company’s records

MARCELO DE SOUZA SCARCELA PORTELA
Secretary